SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems, Ltd. 2005 Second Quarter Results Release Scheduled for Thursday, July 28, 2005 dated July 20, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems, Ltd. 2005 Second Quarter Results Release Scheduled for Thursday, July 28, 2005

Wednesday July 20, 9:00 am ET

Conference Call Scheduled for July 28, 2005 at 11am EST

YAHUD, Israel, July 20 /PRNewswire-FirstCall/ -- Magal Security Systems (NASDAQ
NM: MAGS, TASE: MAGS), announced that it will be releasing its second quarter 2005 results on Thursday, July 28 2005, before the US market opens.

The Company will also be hosting a conference call on the same day at 11:00am EST. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US Dial-in Number: 1-866-860-9642
                      Canada Dial-in Number: 1-866-485-2399
                       ISRAEL Dial-in Number: 03-918-0610
                  INTERNATIONAL Dial-in Number: +972-3-918-0610

                                       At:
                              11:00am Eastern Time
                               8:00am Pacific Time
                               6:00pm Israel Time

The call will also be broadcast live on the web, and can be accessed through a link on Magal's website. A replay of the call will be available for three months from the day after the call. The webcast and the replay will both be accessible from Magal's website at: www.magal-ssl.com.

About Magal Security Systems

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

    Company Contact
    Roi Levy (magalssl@trendline.co.il)
    Magal Security Systems
    +972-3-539-1444

    Investor Relations Contacts
    Ehud Helft (Ehud@gk-biz.com)
    Kenny Green (Kenny@gk-biz.com)
    Gelbart-Kahana International
    +1-866-704-6710

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 21, 2005